                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                              SPORTING MAGIC, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   84916X 20 3
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                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2002
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 84916X 20 3                13D              Page 2 of 7 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Danny F. Cooke
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States of America
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 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,000,000
  OWNED BY
     EACH
   REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,000,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,000,000
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.6%
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     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 84916X 20 3                13D              Page 3 of 7 pages
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The  following  constitutes  the  Schedule  13D  filed by the  undersigned  (the
"Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This  statement  relates  to shares of the common  stock,  $.001 par value per share ("Common Stock"),  of Sporting Magic,  Inc. (the "Issuer").  The
Issuer's principal executive office is located at 6430 Cobble Lane, Harrison, TN
37341.

Item 2.     Identity and Background.
            -----------------------

            Items 2(a),  2(b) and 2(c) - This  Schedule 13D is filed by Danny F.
Cooke (the "Reporting Person").

            The Reporting  Person is the  Chairman,  President and a Director of
the Issuer and his  principal  business  address is 6430 Cobble Lane,  Harrison,
Tennessee 37341.

            Item 2(d) - During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Item 2(e) - During the last five years, the Reporting Person has not been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) - The  Reporting  Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On February 1, 2002, the Issuer, Buddy Young, previously the largest stockholder of the Issuer,  Next, Inc., a Delaware  corporation,  ("Next"),  the
Reporting Person, William B. Hensley and the William B. III and Cindy S. Hensley
Living Trust (the "Hensley Trust," and with the Reporting Person and Mr. Hensely comprised the sole common stockholders of Next and are referred to herein as the
"Next  Stockholders"),  consummated  a  "reverse  acquisition"  pursuant  to  an
Exchange  Agreement,  whereby the Issuer issued (1)  3,000,000  shares of Common
Stock to the  Reporting  Person in exchange for his  3,000,000  shares of Next's common  stock,  par value  $0.0001  per share (the  "Next  Common  Stock"),  (2)
1,500,000  shares of Common Stock to Mr.  Hensley in exchange for his  1,500,000 shares of Next Common  Stock,  and (3)  1,500,000  shares of Common Stock to the
Hensley  Trust in exchange  for its  1,500,000  shares of Next Common Stock (the
"Exchange"). These 6,000,000 shares of Next Common Stock transferred by the Next
Stockholders  to the Issuer,  pursuant to the Exchange,  constituted  all of the common equity of Next.

            As part of the Exchange,  the Issuer also agreed to seek stockholder approval to create blank check preferred stock and then promptly create a series of voting  preferred  stock (the "Issuer  Preferred  Stock") into which each 100

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CUSIP No. 84916X 20 3                13D              Page 4 of 7 pages
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outstanding  shares of Next's  Series A Preferred  Stock,  par value $0.0001 per share (the "Next Preferred Stock"),  shall automatically  convert. The Reporting
Person  presently  owns  3,500,000  shares of Next  Preferred  Stock  which will automatically  convert  into 35,000  shares of Issuer  Preferred  Stock upon the creation of such Issuer Preferred Stock.

            Upon the closing of the Exchange (the "Closing"),  the Issuer's then existing Board of Directors,  consisting of Buddy Young, L. Stephen Albright and
Dennis Spiegelman,  resigned and caused Ronald Metz, G. Michael Cross, Salvatore
Geraci,  Mr. Hensley and the Reporting  Person to succeed them in such capacity.
In addition,  Mr. Young and Mr. Albright  resigned as executive  officers of the
Issuer.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting  Person  consummated  the Exchange in order to combine the operations of Next with the Issuer, a reporting company under the Securities
Exchange Act of 1934, as amended. In addition, the Reporting Person acquired the shares of Common  Stock  based on the belief  that the shares at current  market prices are  undervalued  and  represent an  attractive  investment  opportunity.
Depending  upon  overall  market  conditions,   other  investment  opportunities
available to the  Reporting  Person,  and the  availability  of shares of Common
Stock at prices that would make the purchase of additional shares desirable, the
Reporting  Person may endeavor to increase  his position in the Issuer  through, among other things, the purchase of shares of Common Stock on the open market or in private  transactions  or  otherwise,  on such terms and at such times as the
Reporting Person may deem advisable.

            As stated above, upon the Closing,  the Issuer's then existing Board of  Directors,  consisting  of Buddy  Young,  L.  Stephen  Albright  and  Dennis
Spiegelman, resigned and caused Ronald Metz, G. Michael Cross, Salvatore Geraci,
Mr.  Hensley  and the  Reporting  Person to succeed  them in such  capacity.  In addition,  Mr.  Young and Mr.  Albright  resigned as  executive  officers of the
Issuer. The new Board of Directors  subsequently elected the Reporting Person to serve as the  Issuer's  Chairman  and  President,  Mr.  Hensley  to serve as the
Issuer' Chief  Executive  Officer and Charles  Thompson to serve as the Issuer's
Chief Financial Officer, Treasurer and Secretary.

            The  Reporting  Person is  planning  to cause the Issuer to file and distribute,  as  soon as  practicable,  a proxy  statement  seeking  stockholder approval  to: (1) amend the Issuer's  certificate  of  incorporation  to amongst other  things (a) change  the name of the  Issuer to Next,  Inc.  and (b) create blank check preferred stock;  (2) adopt an employee  incentive stock option plan and (3) ratify the Issuer's newly appointed  independent  accountants.  Upon the creation of such blank check preferred  stock,  the Reporting  Person intends to cause  the  Issuer  to create a series of  voting  preferred  stock  that  earns dividends  (payable in Common Stock) at the rate of 10% per annum and into which each 100 outstanding shares of Next Preferred Stock shall automatically convert.

            The Reporting Person also intends,  in the near future, to cause the
Issuer to consummate strategic  acquisitions through the issuance of both Common and Issuer Preferred Stock.

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CUSIP No. 84916X 20 3                13D              Page 5 of 7 pages
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            Except as set forth herein or such as would occur upon completion of any of the  actions  discussed  above,  the  Reporting  Person does not have any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5(a) - The Reporting Person  beneficially owns 3,000,000 shares of Common Stock,  constituting  approximately 31.6% of the Issuer's  outstanding
Common Stock. The Reporting  Person's total number of shares  beneficially owned is  comprised  solely of the  3,000,000  shares of Common Stock issued to him as part of the Exchange.  The Reporting Person's percentage of beneficial ownership was  arrived  at by  dividing  his total  number of  shares  beneficially  owned
(3,000,000) by 9,489,225,  which represents the 6,000,000 shares of Common Stock acquired by the Next Stockholders as part of the Exchange,  the 1,959,411 shares of Common Stock issued to financial  consultants  under the Exchange  Agreement, the 764,907  shares of Common Stock issued to common  stockholders  as part of a two-for-one  stock split  declared  by the Issuer on  December  21, 2001 and the
764,907 shares of Common Stock reported as outstanding in the Issuer's Quarterly report on Form 10-QSB for the fiscal quarter ended November 30, 2001, filed with the Securities and Exchange Commission January 4, 2002.

            As the holders of the Issuer Preferred Stock are anticipated to have the right to vote with the holders of Common  Stock,  upon the  issuance of such
Issuer Preferred Stock, the Reporting Person will beneficially control 3,035,000 votes,  or 31.7% of the Issuer's  voting  stock.  The Reporting  Person's  total number of votes beneficially  controlled is comprised of the 3,000,000 shares of
Common  Stock  issued to him as part of the  Exchange  and the 35,000  shares of
Issuer  Preferred Stock into which his 3,500,000  shares of Next Preferred Stock shall automatically convert upon the creation of the Issuer Preferred Stock. The
Reporting Person's percentage of beneficial ownership was arrived at by dividing his total number of votes  beneficially  controlled  (3,035,000)  by  9,569,660, which  represents  the 80,435  shares of Issuer  Preferred  Stock into which the
8,043,000 outstanding shares of Next Preferred Stock shall automatically convert upon the creation of such Issuer Preferred Stock, the 6,000,000 shares of Common
Stock acquired by the Next  Stockholders as part of the Exchange,  the 1,959,411 shares of  Common  Stock  issued to  financial  consultants  under the  Exchange
Agreement,  the 764,907 shares of Common Stock issued to common  stockholders as part of a  two-for-one  stock split  declared by the Issuer on December 21, 2001 and the 764,907  shares of Common Stock  reported as outstanding in the Issuer's
Quarterly  report on Form 10-QSB for the fiscal quarter ended November 30, 2001, filed with the Securities and Exchange Commission January 4, 2002.

            Item  5(b)  -  The  Reporting   Person  maintains  sole  voting  and
dispositive  power with  respect to all  3,000,000  shares of Common Stock he is reported to beneficially own.

            Item 5(c) - Item 3 lists all  transactions  in the  Issuer's  Common
Stock in the last 60 days by the Reporting Person.

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CUSIP No. 84916X 20 3                13D              Page 6 of 7 pages
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            Item 5(d) - No person  other than the  Reporting  Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e) - Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            With Respect to Securities of the Issuer.
            -----------------------------------------

            The  information  set forth in Item 3 hereof  concerning  agreements with respect to securities of the Issuer is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

                        Exhibit No.      Description
                        -----------      -----------

                        99.1             The Exchange Agreement,  dated December
                                         21, 2001, by and among Sporting  Magic,
                                         Inc., Buddy Young, Next, Inc., Danny F.
                                         Cooke,   William  B.  Hensley  and  the
                                         William  B. III and  Cindy  S.  Hensley
                                         Living Trust.

                        99.2             Amendment   No.   1  to  the   Exchange
                                         Agreement,  dated July 18,  2002 by and
                                         among  Sporting  Magic,   Inc.,   Buddy
                                         Young,  Next,  Inc.,  Danny  F.  Cooke,
                                         William B.  Hensley  and the William B.
                                         III and Cindy S. Hensley Living Trust.

                        99.3             Amendment   No.   2  to  the   Exchange
                                         Agreement,  dated  February 1, 2002, by
                                         and among Sporting Magic,  Inc.,  Buddy
                                         Young,  Next,  Inc.,  Danny  F.  Cooke,
                                         William B.  Hensley  and the William B.
                                         III and Cindy S. Hensley Living Trust.

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CUSIP No. 84916X 20 3                13D              Page 7 of 7 pages
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                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002

                                             /s/ Danny F. Cooke
                                             ------------------
                                             Danny F. Cooke